UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Kala Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483119103

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483119103

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 10,914,613 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 10,914,613 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,914,613 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.03%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 10,914,613 shares of the Issuer’s Common Stock which constitute approximately 15.03% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital.

CUSIP No. 483119103

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 10,914,613 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 10,914,613 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,914,613 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.03%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 10,914,613 shares of the Issuer’s Common Stock which constitute approximately 15.03% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital..

CUSIP No. 483119103

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 10,914,613 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 10,914,613 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,914,613 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.03%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 10,914,613 shares of the Issuer’s Common Stock which constitute approximately 15.03% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital..

CUSIP No. 483119103

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 10,914,613 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 10,914,613 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,914,613 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.03%4
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 10,914,613 shares of the Issuer’s Common Stock which constitute approximately 15.03% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital..

CUSIP No. 483119103

SCHEDULE 13D

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018, as amended by Amendment No. 1 filed on October 5, 2018, Amendment No. 2 filed on March 13, 2020, and Amendment No. 3 filed on October 25, 2021 (the “Statement”) by RA Capital Management, L.P., Dr. Kolchinsky, and Mr. Shah with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Kala Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and serves as the initial Schedule 13D for RA Capital Healthcare Fund, L.P. (the “Fund”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired the Common Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Common Stock or other securities of the Issuer, dispose of some or all of the Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The Reporting Persons’ have not effected any transactions in Common Stock during the sixty day period prior to the filing of this Schedule 13D.5

(d) Not applicable.

(e) Not applicable.

5 The Common Stock and percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer as well as the expiration of an unexercised stock option for 46,920 shares granted to Mr. Shah that was previously reported.

CUSIP No. 483119103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022

RA CAPITAL MANAGEMENT, L.P.

By:          /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By:          /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title:       Manager

CUSIP No. 483119103

EXHIBIT 1

AGREEMENT

This Joint Filing Agreement, dated as of April 1, 2022, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of Kala Pharmaceutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:          /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By:          /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title:       Manager